UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 16, 2022

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In the Matter of

LipoTech U.S.A.
3046 Del Prado Blvd. South
Bldg 2, Suite 2B
Cape Coral, Florida 33904

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11744

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LipoTech U.S.A. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on September 16, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Suzanne Hayes
Office Chief